UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

CREATIVE LEARNING CORPORATION
(Name of Registrant as Specified in Its Charter)

CHRISTOPHER REGO ROD WHITON JOHN SIMENTO R. GARY ZELL, II
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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_________________________

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 3, 2019

Definitive copies of this Consent Statement are intended to be released to security holders on or about December ___, 2019

December ___, 2019

Dear Fellow Stockholder:

Christopher Rego and Rod Whiton (collectively, “we,” “our,” or “us”), are the beneficial owners of an aggregate of 858,501 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Creative Learning Corporation, a Delaware corporation (the “Company”), representing approximately 7% of the outstanding shares of Common Stock. Through the enclosed Consent Statement, we are soliciting your consent for the following proposals:

Proposal 1 – Remove from the board of directors of the Company (the “Board”) without cause Blake Furlow, Bart Mitchell, Gary Herman, and JoyAnn Kenny-Charlton, and any other person elected or appointed to the Board after November 18, 2019 (other than those elected by this consent solicitation) (the “Removal Proposal”); and

Proposal 2 – Elect Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal” and together with the Removal Proposal, the “Proposals”).

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating, and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about December ___, 2019. We urge you not to sign any revocation of the WHITE consent card that may be sent to you by the Company. If you have done so, you may revoke that revocation of consent by delivering a later dated consent card to Christopher Rego at 212 Bellerose Drive, San Jose, California 95128, to Rod Whiton at 10 Canal Street, Suite 334, Bristol, Pennsylvania 19007, or to the principal executive offices of the Company.

If you have any questions or require any assistance with your consent, please contact Christopher Rego at (408) 596-1459 or Rod Whiton at (917) 648-4424 or at the addresses listed above.

Thank you for your support.

/s/ Christopher Rego
Christopher Rego

/s/ Rod Whiton
Rod Whiton

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 3, 2019
_________________________

CREATIVE LEARNING CORPORATION
_________________________

CONSENT STATEMENT
OF
CHRISTOPHER REGO AND ROD WHITON
_________________________

PLEASE MARK AN “X” IN EACH BOX LABELED “CONSENT,”
THEN SIGN, DATE, AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of Creative Learning Corporation, a Delaware corporation (the “Company”), by Christopher Rego and Rod Whiton (collectively, “we,” “our,” or “us”) in connection with our solicitation of written consents to remove four members of the current Board of Directors of the Company (the “Board”) representing all the directors of the Company, and replace them with our highly-qualified nominees. As significant stockholders of the Company, with aggregate ownership of 858,501 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), constituting approximately 7% of the outstanding shares, we believe that the Board should be reconstituted with directors who will bring a fresh perspective into the boardroom and who we believe would be more effective in evaluating and executing on initiatives to improve the success of the Company.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Remove from the board of directors of the Company (the “Board”) without cause Blake Furlow, Bart Mitchell, Gary Herman, and JoyAnn Kenny-Charlton, and any other person elected or appointed to the Board after November 18, 2019 (other than those elected by this consent solicitation) (the “Removal Proposal”); and

Proposal 2 – Elect Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal” and together with the Removal Proposal, the “Proposals”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of the Company on or about December ___, 2019. This Consent Statement is also available at https://discuss.cf/.

We are soliciting your consent in favor of the adoption of the Removal Proposal and the Election Proposal because we believe the Nominees possess the business and financial experience needed to improve the performance of the Company to the benefit of all stockholders.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below).1 Each Proposal will be effective without further action when we deliver to the Company such requisite number of consents. The Removal Proposal (Proposal 1) is not subject to or conditioned upon the effectiveness of the Election Proposal. The Election Proposal (Proposal 2) is conditioned, in part, upon the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then we intend to fill the vacancies in the following order: Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II.

On November 18, 2019, we delivered a written consent to the Company by delivery to its registered office in Delaware, which established November 18, 2019 as the record date (the “Record Date”) for the determination of the Company’s stockholders who are entitled to execute, withhold, or revoke consents relating to this consent solicitation. According to the Company’s transfer agent in an inquiry made on November 21, 2019, as of the Record Date there were 12,649,051 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to the Company within 60 days of the earliest dated written consent delivered to the Company. On November 18, 2019, we delivered the initial written consent to the Company by delivery to its registered office in Delaware. Consequently, by January 17, 2020, we will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date. We intend to set January 10, 2020, as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT

We reserve the right to submit to the Company consents at any time within 60 days of the earliest dated written consent delivered to the Company. See “Consent Procedures” for additional information regarding such procedures.

As of the date of this Consent Statement, we are the beneficial owners of an aggregate of 858,501 shares of Common Stock, representing approximately 7% of the outstanding shares of Common Stock. We intend to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

According to the Company’s transfer agent in an inquiry made on November 21, 2019, as of the Record Date there were 12,649,051 shares of Common Stock outstanding. The mailing address of the principal executive offices of the Company is 701 Market Street, Suite 113, St. Augustine, Florida 32095.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

1 We note that Sections 1.11 and 2.14(a) of Company’s Amended and Restated Bylaws, dated June 21, 2016, purport to require the unanimous consent of stockholders to the Removal Proposal. This requirement is unenforceable under Section 141(k) of the DGCL (“Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors…”) (emphases added) and Section 228(a) of the DGCL (“Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted…”) (emphases added). While the Company’s Amended and Restated Bylaws includes a unanimity requirement, the Company’s certificate of incorporation contains no such requirement, and pursuant to Section 228(a) of the DGCL, any such restrictions must be contained in the certificate of incorporation, and therefore the unanimity requirement is invalid.

THIS CONSENT SOLICITATION IS BEING MADE BY CHRISTOPHER REGO AND ROD WHITON AND NOT BY OR ON BEHALF OF THE COMPANY. WE URGE YOU TO SIGN, DATE, AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at www.sec.gov pursuant to the EDGAR system

IMPORTANT INSTRUCTIONS

PLEASE READ THIS CAREFULLY

Your shares of Common Stock may either be registered in your own name (that is, you are the record holder) or you may hold your shares in “street” name with a bank, broker firm, dealer, trust company, or other nominee, in which case only they can exercise your right to consent with respect to your shares of Common Stock upon receipt of your instructions. To exercise your right to consent:

If you are the record holder of your shares:

Please complete the enclosed WHITE consent card by marking either the “Consent,” “Withhold Consent,” or “Abstain” box for each of the two Proposals, then sign, date, and return the consent to us using the postage-paid envelope provided.

If your shares are held in “street” name:

To provide instructions to your bank, broker firm, dealer, trust company, or other nominee, please complete the enclosed WHITE consent instruction form by placing an “X” in the box labeled “Consent,” “Withhold Consent,” or “Abstain” next to each of the nine items under the two Proposals on the enclosed WHITE consent card, then sign and date your card and return it using the enclosed pre-paid return envelope.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE ELECTING TO KEEP THE CURRENT BOARD IN PLACE AND NOT ELECT OUR NOMINEES.

CHRISTOPHER REGO 212 BELLEROSE DRIVE SAN JOSE, CALIFORNIA 95128 (408) 596-1459 ROD WHITON 10 CANAL STREET, SUITE 334 BRISTOL, PENNSYLVANIA 19007 (917) 648-4424

BACKGROUND TO THE SOLICITATION

Our concerns with the current Board and management of the Company include:

1.
The Company’s failure to file Form 10-Ks and Form 10-Qs on a timely basis as required by the Securities Exchange Administration (“SEC”). For example:
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The Form 10-Q for the period ending December 31, 2018 was not filed until November 22, 2019 (over nine months late).
●
The Form 10-K for the fiscal year ending September 30, 2018 was not filed until September 9, 2019 (nearly nine months late).
●
No Form 10-Qs for any quarterly period ending subsequent to December 31, 2018 have been filed.

2.
The Company’s failure to hold regular annual meetings of stockholders. For example, no annual meeting of stockholders has been held for at least the past five years.

3.
The Company’s failure to issue regular press releases to keep stockholders informed as to Company developments. For example, the most recent press release available on the Company’s website was issued on September 20, 2018.

4.
A decline of the Company’s stock price from $0.23 per share in November 2018 to a low of $0.03 per share in October 2019.

5.
Failure to provide tools and resources to franchisees needed to successfully operate a Bricks 4 Kidz franchise business. For example:
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The franchise management system that replaced the Company’s franchise management tool is buggy, lacks necessary functionality, and is non-intuitive to navigate, thus making it hard for users to operate.
●
The Company removed needed staff that provided franchise curriculum and model plan development.
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Franchisees have not received any new curriculum/programs or training for approximately the past two years, and the Company lacks a mentoring program for franchisees to share knowledge and best practices.

6.
Concerns that the current Board fails to develop long-term goals, fails to communicate adequately with its stockholders and franchisees, fails to hold regular meetings of franchisees, and fails to innovate the dated curriculum. For example:
●
Programs for older children such as robotics and coding were last developed and delivered in 2016.
●
The last annual franchise owners conference was held in 2016.
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No monthly or weekly franchisee meetings have been held for approximately the past three years.
●
Although franchise owners have paid marketing fees to the Company, no marketing or PR campaigns have been done locally for approximately the past three years.

7.
The current Board has rewarded themselves and prior CEO Blake Furlow with numerous shares of stock while the stock price has significantly declined, thus diluting shareholders and rewarding themselves for poor performance.

8.
A decline in the number of new Bricks 4 Kidz franchises being sold and no Sew Fun Studios franchises being sold. For example, according to the Company’s Form 10-Q filed on November 22, 2019, as of December 31, 2018, Bricks 4 Kidz franchises operated in 526 territories, and in the Company’s Form 10-Q filed on August 14, 2017, as of June 30, 2017, the Company operated in 632 territories – a decline of 106 territories. Additionally, the Company’s failure to complete audited financial statements in a timely manner has led to suspensions in selling domestic franchises. For example, as disclosed in the Company’s most recent Form 10-K filing:
●
On January 29, 2016, the Company temporarily suspended domestic franchise offers and sales of Bricks 4 Kidz and Sew Fun Studios franchises in compliance with FTC Franchise Rule due to delay in completion of the Company’s fiscal year 2015 consolidated audited financial statements. This delayed completion of the Company’s 2016 Franchise Disclosure Documents for the Bricks 4 Kidz and Sew Fun Studios franchise offerings. The Company did not restart selling efforts of Bricks 4 Kidz until September 2016.

●
The Company temporarily suspended domestic franchise offers and sales of Bricks 4 Kidz and Sew Fun Studios franchises in compliance with FTC Franchise Rule due to delay in completion of the Company’s fiscal year 2018 consolidated audited financial statements. This delayed completion of the Company’s 2018 and 2019 Franchise Disclosure Documents.

9.
The decision to move the Company’s corporate offices to Boise, Idaho (when its offices in St. Augustine, Florida were already owned by the Company) meant that the Company now has to pay rent where it did not before, leading to unnecessary cost increases.

Christopher Rego purchased two Bricks 4 Kidz franchise territories in California in 2013 and the master franchise territory for the United Arab Emirates (“UAE”) in 2015. Mr. Rego has a dispute with the Company involving the master franchise in the UAE and the payment of fees under his franchise agreement that is as yet unresolved.

Mr. Rego has contacted then-CEO Mr. Furlow multiple times to offer his services to help resolve Company concerns. As part of these discussion, Mr. Rego stated his willingness to take the Company private by making a tender offer to purchase all outstanding shares of Common Stock at a premium of approximately 100% over the then-current share price. To Mr. Rego’s belief, this proposal was never brought before the Board.

Mr. Whiton is an early investor and long term stockholder in the Company and served as its Interim CEO from July 22, 2015 to May 11, 2017.

As strong innovative leaders, Mr. Rego and Mr. Whiton believe that they and the other Nominees can reorganize the Company’s priorities, revise the Company’s content and curriculum to make it more effective, work closely with franchise owners to address concerns, build and grow franchise brands, build and manage a professional website, build partnerships with technology companies, manage and maintain cloud supporting software, add new innovative concepts, rebuild the Company’s online presence and brand, and ultimately increase Company revenue. To accomplish these goals, the Nominees plans include the following:

●
Providing ongoing training, support, and tools to the franchise owners;
●
Conducting regular meeting with franchise owners;
●
Teaching and training franchise owners that are struggling to execute the program;
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Removing outside territory fees;
●
Revamping the curriculum to provide a technology rich experience that includes elements such as augmented reality/virtual reality, drones, 3D printing, Lego Mindstorms EV3 robotics kits, and VEX robots;
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Forming partnerships with technology companies like Google, Facebook, and Microsoft;
●
Enhancing the Company’s website;
●
Filing the Company’s Form 10-Ks and 10-Qs on a timely basis;
●
Releasing regular press releases to keep stockholders and the public informed about Company developments;
●
Holding annual meetings of the stockholders; and
●
Adding a new STREAM enrichment programs.

We believe that the price of the Company’s common stock will recover if better management is hired. If the Proposals are approved, we anticipate that Mr. Rego will be appointed new CEO and Mr. Whiton will be appointed Vice-President of the Company, and that Messrs. Rego and Whiton will be appointed Co-Chairmen of the Board.

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

Stockholders Christopher Rego and Rod Whiton are making this solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to two corporate actions: (1) the Removal Proposal and (2) the Election Proposal.

We are asking you to consent to the Removal Proposal and the Election Proposal to remove the Company’s four current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Nominees.

WHY ARE WE SOLICITING YOUR CONSENT?

As discussed in the Background To The Solicitation section above, we have concerns about the current Board and current management failing to act in the best interest of the Company and believe that the Board should be removed and replaced by directors who better represent stockholder interests.

WHO ARE THE NOMINEES?

We are asking you to elect each of Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II, as a director of the Company. Collectively, they have significant operating, financial, and transaction experience across a variety of sectors. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals. On November 18, 2019, we delivered a written consent to the Company by delivery to its registered office in Delaware, which set November 18, 2019, as the Record Date for this consent solicitation. According to the Company’s transfer agent in an inquiry made on November 21, 2019, as of the Record Date there were 12,649,051 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company. On November 18, 2019, we delivered the initial written consent to the Company by delivery to its registered office in Delaware. Consequently, we will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than January 17, 2020. Nevertheless, we intend to set January 10, 2020, as the goal for submission of written consents. Effectively, this means that you have until January 10, 2020, to consent to the Proposals.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. According to the Company’s transfer agent in an inquiry made on November 21, 2019, as of the Record Date there were 12,649,051 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least 6,324,526 shares of outstanding voting securities would be necessary to effect these Proposals. As of the Record Date, we beneficially owned in the aggregate 858,501 shares of Common Stock, representing approximately 7% of the outstanding shares of Common Stock of the Company.

HOW DO I SUBMIT MY WRITTEN CONSENT?

Your shares of Common Stock may either be registered in your own name (that is, you are the record holder) or you may hold your shares in “street” name with a bank, broker firm, dealer, trust company, or other nominee, in which case only they can exercise your right to consent with respect to your shares of Common Stock upon receipt of your instructions. To exercise your right to consent:

If you are the record holder of your shares:

Please complete the enclosed WHITE consent card by marking either the “Consent,” “Withhold Consent,” or “Abstain” box for each of the two Proposals, then sign, date, and return the consent to us using the postage-paid envelope provided.

If your shares are held in “street” name:

To provide instructions to your bank, broker firm, dealer, trust company, or other nominee, please complete the enclosed WHITE consent instruction form by placing an “X” in the box labeled “Consent,” “Withhold Consent,” or “Abstain” next to each of the nine items under the two Proposals on the enclosed WHITE consent card, then sign and date your card and return it using the enclosed pre-paid return envelope.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

You may call Christopher Rego at (408) 596-1459 or Rod Whiton at (917) 648-4424.

OUR FOUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS, AND COMMITMENT NECESSARY TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified four highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be more effective in evaluating and executing on initiatives to improve the success of the Company. Further, we believe that decline in the Company’s stock price justifies the election of stockholders to the Board whose interests we believe are more closely aligned with those of all stockholders generally. While current director Blake Furlow is the Company’s single largest stockholder and the Company’s current Board holds in the aggregate more shares of Common Stock than our Nominees, we believe our Nominees will bring a needed fresh perspective to the Board and improve the performance of the Company to the benefit of all stockholders. Although Mr. Simento and Mr. Zell are not stockholders of the Company, we believe each of our Nominees possesses business, financial, executive, and management experience that will strengthen management of the Company. All of our Nominees have experience in owning and/or managing high technology or high growth companies. Biographies of each of the Nominees are in the discussion of Proposal 2 below.

PROPOSAL 1 — THE REMOVAL PROPOSAL

We are asking you to consent to the Removal Proposal to remove all four members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that Blake Furlow, Bart Mitchell, Gary Herman, and JoyAnn Kenny-Charlton, and any other person elected or appointed to the board of directors of the Company (the “Board) after the Record Date (other than those elected by this consent solicitation), be and hereby is removed from the Board.”

The Board is currently composed of four directors.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed. We do not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then we intend to fill the vacancies in the following order: Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II.

According to the Company’s transfer agent in an inquiry made on November 21, 2019, as of the Record Date there were 12,649,051 shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least 6,324,526 shares of outstanding voting securities would be necessary to effect Proposal 1 and remove the four members of the Board. Therefore, at least 5,466,025 shares, in addition to the 858,501 shares entitled to consent held by us, will be needed to effect Proposal 1 and remove the four members of the Board. If any stockholder consenting to Proposal 1 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 1. In the event that holders of less than 6,324,526 shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 1. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to consent to the removal of only some of the current directors.

WE URGE YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 2 — THE ELECTION PROPOSAL

We do not believe the current Board has been acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, we are asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of the Company: Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II. The following is the text of the Election Proposal:

“RESOLVED, that Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II, are hereby elected to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).”

All of the Nominees, if elected, would serve as a single class together on the Board. Each would hold office until such person’s successor has been elected or until such person’s death, resignation, retirement, or removal. If four incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our four highly qualified director Nominees to serve on a Board composed of four members.

If we are successful in its solicitation of written consents to remove and replace at least three existing members of the Board, then a change in control of the Board may be deemed to have occurred under certain of the Company’s material contracts and agreements, and such a change in control may trigger certain change in control provisions or payments in certain of the Company’s plans and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans.

THE NOMINEES

The following information sets forth the name, age, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes, and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Christopher Rego, age 49, has over 20 years of software quality development experience building complex enterprise applications with high-performance requirements in the business-to-business, software-as-a-service, and consumer advertising industries. Mr. Rego is an accomplished corporate strategist and drives the vision and strategic direction of his software company, Teknowland, Inc., and his STREAM education company, Bricknowland, Inc. Mr. Rego has assembled a dedicated team of engineers that focuses on building STREAM education that includes AR/VR learning technology, drones, artificial intelligent education, 3-D printing, coding, and more. Mr. Rego has been the CEO of Teknowland, Inc. since 2013, and the founder and managing partner of Bricknowland, Inc., since 2015. From March 2014 until April 2016, Mr. Rego was Quality Assurance Consulting/Manager at Tibco Software. Mr. Rego has also held various management and architect roles to contribute to the success of rapidly growing technology companies such as Oracle, Yahoo!, Tapjoy, and Intuit. Mr. Rego has been a Bricks 4 Kidz franchisee since November 2013. Mr. Rego earned a Bachelor of Science degree from Andhra Loyola College in Andhra Pradesh India and an MBA in Marketing and Finance from Acharya Nagarjuna University Andhra Pradesh, India.

Rod Whiton, age 50, has over 20 years of experience managing public and private investments. His experience focuses largely on early stage and turnaround operations in franchising, technology, biometrics, manufacturing, and payment processing. In addition, Mr. Whiton was an early investor in the Company and has served as its Interim CEO from July 22, 2015 to May 11, 2017. He has owned and managed a successful private cosmetics company for over 10 years. From October 2016 to the present, Mr. Whiton has been managing member of Trew Pharma LLC, which manufactures, markets, and distributes beauty products, and from January 2019 to the present has been CEO of Smart Tires USA LLC, a franchise company that provides a rent-to-own program for tires. Mr. Whiton does not have a formal college degree.

John Simento, age 58, is the co-founder and managing partner of Almoe Group of Companies, founded in 1994, Specktron Educational Products, founded in 2011 and Bricknowland founded in 2015. Mr. Simento has over three decades of executive leadership experience managing high-technology and high-growth companies, having been responsible for strategic direction, execution of business plans, technology development, and development of corporate infrastructure. Almoe Group of Companies consists of six divisions, employs over 400 staff spread across four countries, and has over 40 renowned audio visual and IT products and solutions. The Almoe Group of Companies partners with over 55 audio and video and software companies that provide AV and software solutions to retail, corporate, and education institutions. Mr Simento created his own product line, Specktron (www.specktron.com) that is a leading brand pioneering in Audio Visual and Information & Communication Technology. Specktron has championed the use of Interactive Touch Technology for the education, corporate, government, and hospitality sectors. Mr. Simento has been a Bricks 4 Kidz franchisee since May 2015. Mr. Simento does not have a formal college degree.

R. Gary Zell, II, age 52, has been a Multiple Line General Agent with American National Insurance Company since 1994, responsible for sales, profitability, and recruiting of a $62 million+ insurance agency with over 70 agents and subproducers. From 2016 to the present, Mr. Zell has been president of ThirdPatent Holdings and ThirdPro HMM, which provide social media audits for parents, colleges, universities, human resources professionals, and professional sports. Mr. Zell earned a Bachelors Degree in Economics from Sewanee: The University of the South in Sewanee, Tennessee.

None of the Nominees received any compensation from the Company during its last completed fiscal year. Additionally, Mr. Whiton did not receive a salary or other compensation for his role as Interim-CEO of the Company other than reimbursement for travel expenses. Mr. Whiton has discussed purchasing 3 million shares of Common Stock at $0.20 per share with Blake Furlow, although no such agreement has been reached. In 2018, Mr. Rego discussed making a tender offer for Company stock with Mr. Furlow, initially for $0.14 per share, and later for $0.33 per share at a time when the stock price was approximately $0.16 per share. Mr. Furlow rejected the offer, refused to allow Mr. Rego to meet the then-current Board, and ultimately no such tender offer was made.

As of the date hereof, Mr. Rego owns 360,000 shares of Common Stock. Mr. Whiton and his children collectively own 498,501 shares of Common Stock of the Company. The shares of Common Stock owned directly by Mr. Rego were purchased in the open market with personal funds. The shares of Common Stock owned by Mr. Whiton and his children were purchased in the open market with personal funds.

If the Proposals are approved, we anticipate that Mr. Rego will be appointed new CEO and Mr. Whiton will be appointed Vice-President of the Company, and that Messrs. Rego and Whiton will be appointed Co-Chairmen of the Board. Other than as otherwise disclosed, there are no arrangements or understandings between us and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected. Other than as otherwise disclosed, no Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then we intend to fill the vacancies in the following order: Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, we may designate such other nominee or nominees to be elected to the Board. In such case, we would identify and properly designate such substitute nominees in accordance with the Bylaws as well as file an amended consent statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee, and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

WE URGE YOU TO CONSENT TO THE ELECTION OF ALL FOUR OF THE NOMINEES.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. the Company’s Certificate of Incorporation, as amended, does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Accordingly, under Delaware law, the entire Board or any individual director may be removed from office, with or without cause, by the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors.

Article II, Section 2.14(a) of the Bylaws currently provides, in relevant part, that “any vacancy in the Board caused by any removal of one or more directors, with or without cause, may be filled at the stockholder meeting at which such removal is effected or in the written instrument effecting such removal, if the removal is effected by unanimous consent without a meeting by the stockholders entitled to vote for the election of the director so removed.” The Nominees believe that to the extent this bylaw purports to restrict the ability of the Company’s shareholders to act on written consent, it is contrary to Section 228 of the DGCL and therefore unenforceable.

Delaware law provides that if a corporation’s bylaws do not reserve the power of the Board to set a record date for the determination of the stockholders entitled to express consent to corporate action in writing without a meeting, the date of the delivery of the first signed written consent to corporate action by a stockholder shall establish the record date.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to the Company within 60 days of the earliest dated written consent delivered to the Company. On November 18, 2019, we delivered the initial written consent to the Company by delivery to its registered office in Delaware. Consequently, we will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than January 17, 2020. Nevertheless, we intend to set January 10, 2020, as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit to the Company consents at any time within 60 days of the earliest dated written consent delivered to the Company.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to us or to the principal executive offices of the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Christopher Rego at 212 Bellerose Drive, San Jose, California 95128, so that we will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

Your shares of Common Stock may either be registered in your own name (that is, you are the record holder) or you may hold your shares in “street” name with a bank, broker firm, dealer, trust company, or other nominee, in which case only they can exercise your right to consent with respect to your shares of Common Stock upon receipt of your instructions. To exercise your right to consent:

If you are the record holder of your shares:

Please complete the enclosed WHITE consent card by marking either the “Consent,” “Withhold Consent,” or “Abstain” box for each of the two Proposals, then sign, date, and return the consent to us using the postage-paid envelope provided.

If your shares are held in “street” name:

To provide instructions to your bank, broker firm, dealer, trust company, or other nominee, please complete the enclosed WHITE consent instruction form by placing an “X” in the box labeled “Consent,” “Withhold Consent,” or “Abstain” next to each of the nine items under the two Proposals on the enclosed WHITE consent card, then sign and date your card and return it using the enclosed pre-paid return envelope.

WE URGE YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by Christopher Rego and Rod Whiton. It is anticipated that the participants will participate in the solicitation of consents in support of our Nominees set forth in this Consent Statement. The participants will receive no additional consideration if they assist in the solicitation of consents. Solicitations of consents may be made in person, by telephone, by email, through the internet, by mail, and by facsimile. Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of stockholders will not exceed $25,000. The total expenditures to date in furtherance of, or in connection with, the solicitation of stockholders is approximately $15,000.

 Costs related to this solicitation of consents, including expenditures for attorneys, accountants, public relations, and financial advisors, proxy solicitors, advertising, printing, transportation, and related expenses will be borne by Messrs. Rego and Whiton. To the extent legally permissible, Messrs. Rego and Whiton will seek reimbursement from the Company for those expenses if any of our Nominees is elected. Messrs. Rego and Whiton do not currently intend to submit the question of such reimbursement to a vote of the stockholders.

ADDITIONAL PARTICIPANT INFORMATION

Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II are participants in this solicitation.

As of the date hereof, Mr. Rego owns 360,000 shares of Common Stock. Mr. Whiton and his children collectively own 498,501 shares of Common Stock of the Company.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets at year-end for the last two completed fiscal years; (x) no participant in this solicitation or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any of the Proposals to be acted on in this solicitation.

There are no material proceedings to which any participant in this solicitation or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Since the Company did not hold an annual meeting of stockholders in the previous year, Rule 14a-8 of the Exchange Act provides that proposals of stockholders intended to be presented at the Company’s next annual meeting of stockholders (the “Next Annual Meeting”), in order to be included in the Company’s proxy statement and the form of proxy for the Next Annual Meeting, must be delivered to the Company’s principal executive officers a reasonable time before the Company begins to print and send its proxy materials for the Next Annual Meeting. As of the date hereof, the Company has not announced publicly the date of the Next Annual Meeting.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the Next Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than ninety days nor more than one hundred and twenty days prior to the first anniversary of the preceding year’s annual meeting of stockholders or, if there was no annual meeting held in the preceding year or if the date of the current year’s annual meeting is not within thirty days before or after such anniversary, by the close of business on the tenth day following the day on which public announcement of the date of the current year’s annual meeting is first made. As of the date hereof, the Company has not announced publicly the date of the Next Annual Meeting and has not previously held an annual meeting of stockholders. Therefore, we are unable to provide a date by which a proposal not intended to be included in the Company’s proxy materials for the Next Annual Meeting must be received by the Company to be considered timely under the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s next annual meeting of stockholders is based on information contained in the Company’s Bylaws and the DGCL. The incorporation of this information in this Consent Statement should not be construed as an admission us that such procedures are legal, valid, or binding.

SPECIAL INSTRUCTIONS

Your shares of Common Stock may either be registered in your own name (that is, you are the record holder) or you may hold your shares in “street” name with a bank, broker firm, dealer, trust company, or other nominee, in which case only they can exercise your right to consent with respect to your shares of Common Stock upon receipt of your instructions.

If you were a holder of shares of Common Stock as of the close of business on the Record Date, you may elect to consent to, withhold consent to, or abstain with respect to the removal or election of any person from or to the Board by placing an “X” in the “CONSENT,” “WITHHOLD CONSENT,” or “ABSTAIN” box, as applicable, opposite each person on the accompanying WHITE consent card and signing, dating, and returning it promptly in the enclosed post-paid envelope. To exercise your right to consent:

If you are the record holder of your shares:

Please complete the enclosed WHITE consent card by marking either the “Consent,” “Withhold Consent,” or “Abstain” box for each of the two Proposals, then sign, date, and return the consent to us using the postage-paid envelope provided.

IF YOU EXECUTE AND DELIVER A WHITE CONSENT CARD, BUT FAIL TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT,” OR “ABSTAIN” FOR A PARTICULAR PROPOSAL, YOU WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT YOU WILL NOT BE DEEMED TO CONSENT TO EITHER (1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD, OR (2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN ON THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

If your shares are held in “street” name:

To provide instructions to your bank, broker firm, dealer, trust company, or other nominee, please complete the enclosed WHITE consent instruction form by placing an “X” in the box labeled “Consent,” “Withhold Consent,” or “Abstain” next to each of the nine items under the two Proposals on the enclosed WHITE consent card, then sign and date your card and return it using the enclosed pre-paid return envelope.

IF YOU EXECUTE AND DELIVER A WHITE CONSENT CARD, BUT FAIL TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT,” OR “ABSTAIN” FOR A PARTICULAR PROPOSAL, YOU WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL.

YOUR CONSENT IS IMPORTANT. PLEASE MARK AN “X” IN EACH BOX LABELED “CONSENT,” THEN SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE, AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If you have any questions or require any assistance in executing your consent, please contact Christopher Rego or Rod Whiton at the following phone numbers and addresses:

CHRISTOPHER REGO 212 BELLEROSE DRIVE SAN JOSE, CALIFORNIA 95128 (408) 596-1459 ROD WHITON 10 CANAL STREET, SUITE 334 BRISTOL, PENNSYLVANIA 19007 (917) 648-4424

INFORMATION CONCERNING THE COMPANY

For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule I.

The information concerning the Company contained in this Consent Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Consent Statement that has been taken from such documents is inaccurate or incomplete, we do not take any responsibility for the accuracy or completeness of such information.

SCHEDULE I

The following table is reprinted from the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 4, 2019.

The following table shows, as of March 31, 2019, information with respect to those persons owning beneficially 5% or more of the Company’s common stock and the number and percentage of outstanding shares owned by each Director and named executive officer and by all current executive officers and directors as a group.

Applicable percentage ownership is based on 12,075,875 shares of Common Stock outstanding at March 31, 2019. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, the Company deemed to be outstanding all shares of Common Stock subject to options, restricted stock units (RSUs) or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 31, 2019. The Company did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each owner has sole voting and investment powers over their shares of Common Stock, and the address of each owner listed is c/o the Company, 701 Market Street, Suite 113, St. Augustine, Florida 32095.

			Percent of
	Shares		Outstanding
Name	Owned		Shares
Blake Furlow	2,435,558	(1)	20.2%
Michele Cote	1,401,700	(2)	11.6%
Rod Whiton	498,501		4.1%
Gary Herman	-		0.0%
Christian Miller	-		0.0%
JoyAnn Kenny-Charlton	-		0.0%
All officers and directors as a group	4,335,759		35.9%

(1) Includes 51,029 shares owned by Mr. Furlow’s wife, which he may be deemed to beneficially own.
(2) Shares are held of record by Cote Trading Company, LLC, a limited liability company controlled by Ms. Cote.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 3, 2019
_________________________

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF CREATIVE LEARNING CORPORATION TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY CHRISTOPHER REGO AND ROD WHITON

C O N S E N T

Unless otherwise indicated below, the undersigned, a stockholder of record of Creative Learning Corporation (the “Company”) on November 18, 2019 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.0001 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. WE RECOMMEND THAT YOU CONSENT TO PROPOSALS 1 AND 2.

Proposal 1.
Remove from the board of directors of the Company (the “Board”) without cause Blake Furlow, Bart Mitchell, Gary Herman, and JoyAnn Kenny-Charlton, and any other person elected or appointed to the Board after November 18, 2019 (other than those elected by this consent solicitation).

☐	☐	☐
Consent	Withhold Consent	Abstain

TO CONSENT, WITHHOLD CONSENT, OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 1, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW:

________________________________________________________________

Proposal 2.
Elect Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT, OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW:

________________________________________________________________

The Removal Proposal (Proposal 1) is not subject to or conditioned upon the effectiveness of the Election Proposal. The Election Proposal (Proposal 2) is conditioned, in part, upon the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then we intend to fill the vacancies in the following order: Christopher Rego, Rod Whiton, John Simento, and R. Gary Zell, II.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

If a corporation, partnership, or other entity:

Name of Entity

Signature of Authorized Officer

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, partnership, or other business entity, please sign in full entity name by a duly authorized officer.